EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 29, 2010 and January 30, 2009

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 29, 2010	January 30, 2009

Net Sales	$339,360	$309,717
Gross Margin	104,529	102,152

Net Earnings From Continuing Operations Attributable to Esterline	$12,725	$11,487
Net Earnings From Discontinued Operations Attributable to Esterline	—	15,456

Net Earnings Attributable to Esterline	$12,725	$26,943

Basic

Weighted Average Number of Shares Outstanding	29,789	29,664

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$.43	$.39
Discontinued Operations	—	.52

Earnings Per Share Attributable to Esterline – Basic	$.43	$.91

Diluted

Weighted Average Number of Shares Outstanding	29,789	29,664
Net Shares Assumed to be Issued for Stock Options	429	201

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	30,218	29,865

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$.42	$.38
Discontinued Operations	—	.52

Earnings Per Share Attributable to Esterline – Diluted	$.42	$.90